Filed by GETCO Holding Company, LLC,

Pursuant to Rule 425 under the

Securities Act of 1933, as amended and

deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:

Knight Capital Group, Inc. (Commission File No. 001-14223)

The filing, which includes the Joint Press Release issued by Knight Capital Group, Inc. and GETCO Holding Company, LLC on December 19, 2012 may contain certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These “forward-looking statements” are not historical facts and are based on current expectations, estimates and projections about the parties’ industry, management beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. Accordingly, readers are cautioned that any such forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict including, without limitation, risks associated with the August 1, 2012 technology issue at Knight that resulted in Knight sending numerous erroneous orders in NYSE-listed and NYSE Arca securities into the market and the impact to Knight’s capital structure and business as well as actions taken in response thereto and consequences thereof, risks associated with Knight’s ability to recover all or a portion of the damages that are attributable to the manner in which NASDAQ OMX handled the Facebook IPO, risks associated with changes in market structure, legislative, regulatory or financial reporting rules, risks associated with past or future changes to organizational structure and management and the costs, integration, performance and operation of businesses previously acquired or developed organically, or that may be acquired or developed organically in the future. Readers should carefully review the risks and uncertainties disclosed in Knight’s reports with the SEC, including, without limitation, those detailed under “Certain Factors Affecting Results of Operations” and “Risk Factors” in the Company’s Annual Report on Form 10-K for the year-ended December 31, 2011 and in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012, and in other reports or documents Knight or Newco files with, or furnishes to, the SEC from time to time.

In addition to factors previously disclosed in Knight’s reports filed with the SEC and those identified elsewhere in this filing, the following factors among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to obtain regulatory approvals and meet other closing conditions to the mergers, including approval by Knight and Getco shareholders, on the expected terms and schedule; delay in closing the mergers; difficulties and delays in integrating the Knight and Getco businesses or fully realizing cost savings and other benefits; business disruption following the mergers; the inability to sustain revenue and earnings growth; customer and client actions; and the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures.

On December 19, 2012, Knight and Getco issued the following joint press release:

KNIGHT CAPITAL GROUP AND GETCO HOLDING COMPANY AGREE TO MERGE

Cash and Stock Transaction Values Knight at Approximately $1.4 Billion;

Provides Knight Shareholders with the Opportunity to Receive Cash and Participate in the Future Success of the Combined Company

Transaction Creates Well-Capitalized, Global Financial Services Firm

Providing Market Making and Agency Brokerage for Clients Worldwide

Combined Firm Will Be Publicly Traded

JERSEY CITY, N.J. and CHICAGO, Ill. (December 19, 2012) – Knight Capital Group, Inc. (NYSE: KCG, “Knight”) and GETCO Holding Company, LLC (“GETCO”) today announced they have entered into an agreement for a strategic business combination whereby GETCO and Knight will be combined under a new publicly traded holding company.

The combined firm will create a true industry leader as an independent market-maker and agency broker across geographies, market structures and asset classes. The resulting company will benefit from Knight’s deep customer franchise and GETCO’s leading edge technology platform, resulting in a company extremely well positioned to serve customers across multiple products globally.

Under the agreement, existing Knight shareholders (other than GETCO) will have the right to elect to receive $3.75 per share in cash or one share of common stock of the new holding company. The cash consideration will be subject to pro-ration if the holders elect to receive more than $720 million in cash in the aggregate. Jefferies & Company, Inc. and its affiliates, the largest shareholders in Knight, have agreed to limit their cash election to 50 percent of their Knight shares to the extent it is necessary to ensure that other Knight shareholders can receive their desired cash level up to the 720 million dollar aggregate amount. GETCO members will receive 233 million shares of the new holding company and the 57 million shares of Knight currently owned by GETCO will be retired. GETCO members will receive warrants in the new holding company as follows: 25 million warrants with a $4.00 exercise price and a four-year term; 25 million warrants at a $4.50 exercise price and a five-year term; and 25 million warrants at a $5.00 exercise price and a six-year term. Based on the tangible net worth of GETCO and Knight as of September 30, 2012, pro forma tangible book value of the combined company would be approximately $3.75 per share.

“After a thorough evaluation, the Knight Board of Directors unanimously concluded that a merger between Knight and GETCO provides the best possible value creation opportunity for Knight’s shareholders,” said Thomas M. Joyce, Knight’s Chairman and Chief Executive Officer. “The transaction provides near-term certainty in the form of cash, while also allowing shareholders to benefit from participation in the future success of the firm. Broker-dealers and institutions will continue to experience the same industry-leading execution quality and client service they’ve come to expect from Knight, with the additional liquidity-enhancing capabilities of GETCO’s renowned technology.”

“The combination of Knight and GETCO will create a powerful, dynamic firm with an unmatched ability to deliver results for clients,” said Daniel Coleman, GETCO’s Chief Executive Officer. “Market participants will benefit from industry-leading services, and our larger capital base will provide strong support for existing operations, as well as an attractive currency for growth. We are looking forward to bringing the talented employees of both companies together and beginning to realize the full potential of the combined organization.”

Mr. Coleman will become the Chief Executive Officer of the combined firm, while Mr. Joyce will serve as Executive Chairman of the Board of Directors. Steven Bisgay, Knight’s Chief Financial Officer, will continue in that role for the combined company. The Board of Directors of the combined company will have nine members including Mr. Coleman and four other GETCO designees, and Mr. Joyce and three other Knight designees. The transaction is expected to be completed in the second quarter of 2013, subject to shareholder and customary regulatory approvals.

“General Atlantic is excited to support the merger of GETCO and Knight. We look forward to working with the combined company’s board and management to build the world’s leading electronic market making and institutional brokerage firm,” said Bill Ford, Chief Executive Officer of General Atlantic, a growth investment firm that owns 25 percent of GETCO and has extensive experience as an active investor in market structure firms globally.

The $1.4 billion purchase price represents a 51 percent premium to Knight’s closing share price on November 23, 2012. The amount also equates to a 15 percent premium to Knight’s tangible book value, as of September 30, 2012.

GETCO has obtained commitments from affiliates of Jefferies for the financing necessary to complete the transaction, including refinancing all existing Knight and GETCO debt. General Atlantic will make an additional $55 million equity investment, which will bring their total investment in the new company to over $400 million.

Sandler O’Neill & Partners, L.P. is serving as the financial advisor and Wachtell, Lipton, Rosen & Katz is providing legal advice to Knight. Jefferies & Company, Inc. is serving as the financial advisor and Sullivan & Cromwell LLP is providing legal advice to GETCO. Bank of America Merrill Lynch provided a fairness opinion to the board of directors of GETCO.

About Knight

Knight Capital Group (NYSE: KCG) is a global financial services firm that provides access to capital markets across multiple asset classes to a broad network of clients, including broker-dealers, institutions and corporations. Knight is headquartered in Jersey City, New Jersey, with a global presence across the Americas, Europe, and the Asia Pacific regions. For further information about Knight, please visit www.knight.com.

About GETCO

GETCO is one of the world’s largest independent market makers. Founded in 1999, GETCO employs over 400 Associates located in Chicago, New York, Palo Alto, London, Singapore and Hong Kong. The firm’s primary business involves both buying and selling securities to provided two-sided markets on exchanges around the world. The liquidity GETCO supplies allows investors to immediately transfer securities positions while saving money on trading costs. More information is available at www.GETCOllc.com.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is not a solicitation of a proxy from any stockholder of Knight or GETCO. In connection with the agreement and plan of merger among Knight, GETCO and GA-GTCO, LLC (the “Merger Agreement”), Knight, GETCO and the new holding company (“Newco”) intend to file relevant materials with the SEC, including a Registration Statement on Form S-4 filed by Newco, that will contain a joint proxy statement/prospectus. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT KNIGHT, GETCO, NEWCO AND THE PROPOSED TRANSACTION. The Form S-4, including the joint proxy statement/prospectus, and other relevant materials (when they become available), and any other documents filed by GETCO, Newco or Knight with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by directing a written request to “Investor Relations,” Knight Capital Group, 545 Washington Boulevard, Jersey City, NJ 07310, or by accessing Knight’s website at www.knight.com under the heading “Investor Relations” and then under “SEC Filings.”

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION

GETCO, Knight and Newco and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the security holders of Knight in connection with the proposed transaction. Information about Knight’s directors and executive officers is available in Knight’s definitive proxy statement, dated April 3, 2012, for its 2012 annual meeting of stockholders. Other information regarding the participants and description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Form S-4 and the joint proxy statement/prospectus that Newco will file with the SEC, when it becomes available.

Certain statements contained herein may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These “forward-looking statements” are not historical facts and are based on current expectations, estimates and projections about the parties’ industry, management beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. Accordingly, readers are cautioned that any such forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict including, without limitation, risks associated with the August 1, 2012 technology issue at Knight that resulted in Knight sending numerous erroneous orders in NYSE-listed and NYSE Arca securities into the market and the impact to Knight’s capital structure and business as well as actions taken in response thereto and consequences thereof, risks associated with Knight’s ability to recover all or a portion of the damages that are attributable to the manner in which NASDAQ OMX handled the Facebook IPO, risks associated with changes in market structure, legislative, regulatory or financial reporting rules, risks associated with past or future changes to organizational structure and management and the costs, integration, performance and operation of businesses previously acquired or developed organically, or that may be acquired or developed organically in the future. Readers should carefully review the risks and uncertainties disclosed in Knight’s reports with the SEC, including, without limitation, those detailed under “Certain Factors Affecting Results of Operations” and “Risk Factors” in the Company’s Annual Report on Form 10-K for the year-ended December 31, 2011 and in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012, and in other reports or documents Knight or Newco files with, or furnishes to, the SEC from time to time.

In addition to factors previously disclosed in Knight’s reports filed with the SEC and those identified elsewhere in this filing, the following factors among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to obtain regulatory approvals and meet other closing conditions to the mergers, including approval by Knight and GETCO shareholders, on the expected terms and schedule; delay in closing the mergers; difficulties and delays in integrating the Knight and GETCO businesses or fully realizing cost savings and other benefits; business disruption following the mergers; the inability to sustain revenue and earnings growth; customer and client actions; and the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures.

CONTACTS

Sophie Sohn	Kara Fitzsimmons	Jonathan Mairs
Head of Communications,	Managing Director,	Managing Director,
GETCO LLC	Media Relations	Corporate Communications
312-931-2299	Knight Capital Group, Inc.	& Investor Relations
media@getcollc.com	201-356-1523	Knight Capital Group, Inc.
	kfitzsimmons@knight.com	201-356-1529
jmairs@knight.com